================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

         -------------------------------------------------------------

                                    FORM 11-K

         -------------------------------------------------------------
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-12387

      A. Full title of the plan and address of the plan, if
                 different from that of the issuer named below:

                           THE TENNECO EMPLOYEE STOCK

                      OWNERSHIP PLAN FOR SALARIED EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.

                              500 NORTH FIELD DRIVE

                              LAKE FOREST, IL 60045

         -------------------------------------------------------------
================================================================================

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2006
   and 2005                                                                    3
Statement of Changes in Net Assets Available for Benefits for the Year
   Ended December 31, 2006                                                     4
Notes to Financial Statements as of December 31, 2006 and 2005, and
   for the Year Ended December 31, 2006                                     5-13

SUPPLEMENTAL SCHEDULE --
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets
   (Held at End of Year) as of December 31, 2006                              14

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Tenneco Employee Stock
Ownership Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of The Tenneco Employee Stock Ownership Plan for Salaried Employees (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan retrospectively adopted Financial Accounting Standards Board Staff Position AAG INV-1 and 94-4-1: Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Heath and Welfare and Pension Plans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
Chicago, Illinois


June 25, 2007

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

                                                                        2006           2005
                                                                    ------------   ------------
ASSETS:
   Participant-directed investments (Note 3)                                       $155,266,722
   Nonparticipant-directed investments (Note 4)                                      42,889,067
   Investment in Tenneco Defined Contribution Plans Master Trust:
      Participant-directed investments                              $191,574,107             --
      Nonparticipant-directed investments-common stock                33,839,353             --
                                                                    ------------   ------------
      Total Investments, at fair value                               225,413,460    198,155,789
   Receivables:
      Employer contributions                                             147,902             --
      Employer supplemental contributions                                 60,519
      Participant contributions                                          366,714             --
                                                                    ------------   ------------
      Total Receivables                                                  575,135

      Total Assets                                                   225,988,595    198,155,789
                                                                    ------------   ------------

LIABILITIES -
   Accrued Administrative Expenses                                        61,000         37,500
   Excess contributions refundable                                       624,531             --
                                                                    ------------   ------------
      Total Liabilities                                                  685,531         37,500
                                                                    ------------   ------------
NET ASSETS AVAILABLE, AT FAIR VALUE                                  225,303,064    198,118,289
Adjustments from fair value to contract value for fully
   benefit-responsive investment contracts                               400,977             --
                                                                    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                                   $225,704,041   $198,118,289
                                                                    ============   ============

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
   Contributions:
      Participant contributions                                              $  9,838,553
      Employer contributions                                                    3,744,869
      Rollovers                                                                   580,843
                                                                             ------------
         Total contributions                                                   14,164,265
                                                                             ------------
   Investment income:
      Net appreciation in fair value of investments (Note 3)                   13,675,670
      Dividend                                                                    328,205
      Interest                                                                    295,245
      Investment income in Tenneco Defined Contribution Plans Master Trust     20,459,041
                                                                             ------------
         Net investment income                                                 34,758,161
                                                                             ------------
   Transfers into Plan (Note 2)                                                   369,818
                                                                             ------------
         Total additions                                                       49,292,244
                                                                             ------------
DEDUCTIONS:
   Benefits paid to participants                                               21,564,276
   Administrative expenses                                                        142,216
                                                                             ------------
         Total deductions                                                      21,706,492
                                                                             ------------
INCREASE IN NET ASSETS                                                         27,585,752
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                          198,118,289
                                                                             ------------
   End of year                                                               $225,704,041
                                                                             ============

                       See notes to financial statements.

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.   DESCRIPTION OF THE PLAN

     The following description of The Tenneco Employee Stock Ownership Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL -- The Plan is a defined contribution plan covering substantially all salaried employees of Tenneco Inc. (the "Company"). The Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     MASTER TRUST -- Effective April 1, 2006, the Plan assets are held by Mellon Bank, N.A., as Trustee in the Tenneco Defined Contribution Plans Master Trust (the "Master Trust"). Prior to April 1, 2006, the Plan assets were held by Putnam Fiduciary Trust Company.

     ELIGIBILITY -- Employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment.

     CONTRIBUTIONS -- An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4% of pretax annual compensation, as defined in the Plan Document, subject to certain Internal Revenue Code ("IRC") limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain IRC limitations, from 4% up to 75%, in any whole percentage, at any time.

     The Company's matching contribution is 50% of the participant's contributions, not to exceed 8% of the participant's base compensation. For nonunion hourly participants hired on or after January 1, 2006, there is an additional 2% non-elective employer contribution after one year of service. Certain union employees are not eligible for the Company's matching contribution, as defined in the Plan document. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2006. Participants may also roll over amounts from other qualified plans.

     Effective January 1, 2002, Company matching contributions are made in cash. Prior to January 1, 2002, Company matching contributions were made in the Company's common stock to the Tenneco Inc. Common Stock Fund. All Company matching contributions of Company common stock made prior to January 1, 2002, and the related earnings/losses, will remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution. Beginning in 2007, one-third of these matching contributions will be unrestricted each year until there are no longer any restricted company match shares remaining.

     Effective January 1, 2007, the Plan was amended to provide supplemental annual company contributions based upon a participant's age in accordance with an age-graded schedule for those employees who ceased to accrue benefits under the company's defined benefits plans.

     PARTICIPANT ACCOUNTS -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENTS -- Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contribution into the following funds: Mellon Stable Value Fund, Goldman Sachs Government Income Fund, Vanguard Total Bond Market Index Fund, American Funds AMCAP Fund, Goldman Sachs CORE U.S. Equity Fund, Vanguard 500 Index Fund, Vanguard Windsor II Fund, MSIF Mid Cap Growth Portfolio, Vanguard Selected Value Fund, Columbia Acorn Fund, Fidelity Low Priced Stock Fund, Lord Abbett Small-Cap Value Fund, American Funds Europacific Growth Fund, Lazard Emerging Markets Portfolio, Scudder RREEF Real Estate Securities Fund, TRowe Price Retirement Income Fund, TRowe Price Retirement 2010 Fund, TRowe Price Retirement 2015 Fund, TRowe Price Retirement 2020 Fund, TRowe Price Retirement 2025 Fund, TRowe Price Retirement 2030 Fund TRowe Price Retirement 2035 Fund, TRowe Price Retirement 2040 Fund, TRowe Price Retirement 2045 Fund, and Tenneco Inc. Common Stock Fund.

     Shares of Pactiv Corporation common stock are held by the Plan in a separate fund due to a transfer of participant account balances from another defined contribution plan in 2000; however, the fund is no longer an investment option for participants and direct contributions or fund transfers into this fund are not allowed.

     VESTING -- Participants are vested immediately in both their contributions plus actual earnings thereon. The Company's 2% nondiscretionary match cliff vests after 5 years; all other matching contributions vest immediately.

     PARTICIPANT LOANS -- Active participants and certain other individuals who have not had a loan during the previous three months may borrow from their accounts up to a maximum of $50,000 less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months, and the amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal (ranging from 4.0% to 8.25% at December 31, 2006) at the time the loan is made. Principal and interest is paid ratably through payroll deductions.

     TERMINATION OF PARTICIPATION -- Prior to March 28, 2005, upon termination of service due to death, disability, retirement, or termination of employment, a participant was permitted to elect either to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or to maintain the account, if the participant's vested interest in the account was more than $5,000. A quarterly installment option was available only to former participants of a merged plan. If the participant's account was less than $5,000, the participant was required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA. Effective March 28, 2005, Tenneco amended the Plan to reduce the mandatory lump-sum payout requirement from $5,000 to $1,000. As a result, at December 31, 2006 and 2005, the amount owed to participants whose service had been terminated with account balances less than $1,000 was $343 and $12,132, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES -- The Plan utilizes various investment instruments, including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     NEW ACCOUNTING PRONOUNCEMENT-- As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Plan did not hold any fully benefit-responsive investment contracts as of December 31, 2005, thus the adoption of the FSP is only applicable to the December 31, 2006, financial statements. The statement of changes in net assets available for benefits is prepared on a contract value basis.

     INVESTMENT VALUATION AND INCOME RECOGNITION --The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Quoted market prices are used to determine the fair value of the Plan's investments, when available. Shares of registered investment companies and common/collective trusts are valued at the net asset value of shares held by the Master Trust at year-end. Participant loans are valued at the outstanding loan balances. The Mellon Stable Value Fund is a common collective trust that may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

     Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE EXPENSES -- Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

     PAYMENT OF BENEFITS -- Benefit payments to participants, including deemed distributions of participant loans, are recorded upon distribution. The amount allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $334 and $12,132 at December 31, 2006 and 2005, respectively. There were deemed distributions of participant loans in default of $32,230 and $61,036 at December 31, 2006 and 2005, respectively.

     TRANSFERS -- The Company also sponsors an employee stock ownership plan for hourly employees. If employees change their hourly or salaried status during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2006, net plan transfers received from the hourly plan were $369,818.

     EXCESS CONTRIBUTIONS REFUNDABLE -- The Plan is required to return contributions received in excess of IRC limits.

3.   INVESTMENTS

     The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows:

                                   2006           2005
                               ------------   -----------
Fidelity Growth Company Fund                  $23,913,027
Putnam Money Market Fund                       28,019,494
Putnam S&P 500 Index Fund                      15,437,130
Tenneco Inc. common stock*                     58,821,889
Investment in Master Trust**   $225,413,460

*    Partially nonparticipant-directed.

** Assets are held in a master trust as of December 31, 2006, and the Plan's only investment is an investment in that master trust.

     For the three months ended March 31, 2006, and the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment companies                 $ 5,535,394
Pactiv Corporation common stock                     825,988
Tenneco Inc. common stock                         7,314,288
                                                -----------
Net appreciation in fair value of investments   $13,675,670
                                                ===========

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and 2005, and for the year ended December 31, 2006, is as follows:

                                                          2006          2005
                                                      -----------   -----------
Net assets--
   Tenneco Inc. common stock                                        $42,889,067
   Investment in Tenneco Defined Contribution Plans
   Master Trust-Tenneco Inc. common stock             $33,839,353

                                                       YEAR ENDED
                                                   DECEMBER 31, 2006
                                                   -----------------
Changes in net assets:
   Net appreciation in fair value of investments        5,326,637
   Benefits paid to participants                         (850,252)
   Administrative expenses                                (24,523)
   Transfers to participant-directed investments      (15,915,800)
   Investment income from Master Trust                  2,414,224
                                                      -----------
Total                                                  (9,049,714)
                                                      ===========

5.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     At December 31, 2006, the Master Trust held shares of the Mellon Stable Value Fund which is managed by Mellon Bank, N.A. Mellon Bank N.A. is the trustee as defined by the Master Trust and therefore these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

     At December 31, 2006, the Master Trust held 4,289,683 shares of common stock of Tenneco Inc. and as of December 31, 2005, the Plan held 2,999,586 shares of common stock of Tenneco Inc., the sponsoring employer, with a cost basis of $28,205,994 and $16,849,026, respectively.

     As of December 31, 2005, certain Plan investments were shares of registered investment companies and common/collective trusts which were managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company was the trustee as defined by the Plan and, therefore, those transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each of these funds.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

7.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 2002, that the Plan and related trust, as then designed, were in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     While conducting non-discrimination testing for the Plan for the 2006 plan year, it was determined that the Plan's prior recordkeeper did not use correct compensation when performing tests for prior plan years. Additionally, certain hourly employees were misclassified as union employees for testing purposes in prior plan years. The Company worked with its current and prior record keepers and the Plan's tax counsel to address this situation.

     When non-discrimination tests were performed using correct compensation and properly classifying employees, the Plan failed the Actual Deferral and Contribution Percentage ("ADP", "ACP") tests for the 2004 and 2005 plan years. All affected participants have been identified as has the proper method of correcting the testing failures. Correction has taken place for all affected participants with respect to the 2005 plan year, within the timeline allowed for correction under the Internal Revenue Code. For the 2004 plan year, the Company is in the process of communicating corrections to each affected participant and is committed to making such corrections in order to keep the plan tax qualified as of the financial statement dates. At December 31, 2006, the Plan has recorded an amount payable to participants in the amount of $624,531 which represents the total excess contributions to be returned to Plan Participants for both 2004 and 2006 as part of the correction of the non-discrimination testing. In addition, the Plan has an amount receivable from the Company for $60,519 related to this issue.

     In addition, the new record keeper finalized 2006 ADP and ACP tests using correct information and timely correction was made to all affected participants.

8.   INTEREST IN MASTER TRUST

     Effective April 1, 2006, the Plan's investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both the Tenneco Employee Stock Ownership Plans for Hourly and Salary Employees are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

     The investments of the Master Trust at December 31, 2006, are summarized as follows:

                                                             2006
                                                         ------------
Investments--at fair value:
Registered Investment Companies                          $208,609,526
Common/collective trusts                                   47,461,382
Pactiv common stock                                        11,074,826
Tenneco Inc. common stock                                 103,074,701
                                                         ------------
      Total investments at fair value                     370,220,435
                                                         ------------
Adjustment from Fair Value to Contract Value for fully
   benefit-responsive investment contracts                    655,731
                                                         ------------
Net assets of the Tenneco Defined Contribution Plans

   Master Trust at contract value                         370,876,166
                                                         ============
Plan's interest in net assets of the Master Trust
   at fair value                                          225,413,460
                                                         ============
Plan's interest in net assets of the Master Trust
   at contract value                                     $225,814,437
                                                         ============
Plan's interest in net assets of the Master Trust
   as a percentage of the total at contract value                  61%
                                                         ============

     The net investment earnings of the Master Trust for the nine months ended December 31, 2006, is summarized below:

                                                                     2006
                                                                 -----------
Dividend and interest income                                     $   480,691
                                                                 -----------
Net appreciation in fair value of investments:
Registered Investment Companies                                   14,426,173
Common/collective trusts                                           1,555,024
Pactiv common stock                                                3,720,379
Tenneco Inc. common stock                                         11,725,685
                                                                 -----------
Net appreciation in fair value of investments                     31,427,261
                                                                 -----------
Investment income of Tenneco Defined Contribution Plans Master
Trust                                                            $31,907,952
                                                                 ===========

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2006 and 2005, is as follows:

                                                                     2006           2005
                                                                 ------------   ------------
Net assets available for benefits per the financial statements   $225,704,041   $198,118,289
Deemed distributions of participant loans                             (32,230)       (61,036)
                                                                 ------------   ------------
Net assets available for benefits per Form 5500                  $225,671,811   $198,057,253
                                                                 ============   ============

     A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2006, to Form 5500, is as follows:

Benefits paid to participants per the financial statements            $21,564,276
Add deemed distributions of participant loans at December 31, 2006         32,230
Less deemed distributions of participant loans at December 31, 2005       (61,036)
                                                                      -----------
Benefits paid to participants per Form 5500                           $21,535,470
                                                                      ===========

                                     ******

                              SUPPLEMENTAL SCHEULE

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I -- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

IDENTITY OF ISSUER / DESCRIPTION OF INVESTMENT    COST**   FAIR VALUE
----------------------------------------------    ------   ----------
*    Participant loans (maturing 2006 to 2010 at
     interest rates of 4.0% to 8.25%)                       3,699,994
                                                  ------   ----------
     TOTAL                                        $_____   $3,699,994
                                                  ------   ----------

*    Party-in-interest.

** Cost information is not required for participant-directed investments and is therefore not included

                                   SIGNATURES

THE PLAN - Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                           THE TENNECO EMPLOYEE
                                           STOCK OWNERSHIP PLAN FOR SALARIED
                                           EMPLOYEES


Date: June 29, 2007                        /s/ RICHARD P. SCHNEIDER
                                           -----------------------------------
                                           RICHARD P. SCHNEIDER
                                           CHAIRMAN OF TENNECO INC.
                                           BENEFITS COMMITTEE

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  ---------------------------------------------
23.1     Consent of Deloitte & Touche LLP